EXHIBIT (a)(4)

                                          CSI Computer Specialists, Inc.
                                          904 Wind River Lane, Suite 100

                                           Gaithersburg, Maryland 20878

                                                  April 26, 2000

Dear Fellow Stockholder:

     Interactive Systems, Inc., an affiliate of the Company, (the "Purchaser") has today commenced a cash tender offer for all shares of the Company's Common Stock at a price of $1.00 per share, net to the seller in cash (less any required withholding taxes), without interest thereon.

     At a meeting on March 24, 2000, your Board of Directors (the "Board"), by unanimous vote of all directors, based on the Company's current financial condition, its inability to obtain financing for its operations, which could result in the Company filing for bankruptcy, recent bid prices for the Company's Common Stock on the OTC Bulletin Board and the Company's current book value, (i) determined that the tender offer is in the best interests of the Company and its stockholders; and (ii) recommended acceptance of the tender offer by the Company's stockholders.

     In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

     Enclosed for your consideration are copies of the tender offer materials and the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                                         Sincerely,

                                                        /s/ William F. Pershin
                                                        William F. Pershin
                                                       President

*   Incorporated by reference to the Schedule TO filed by ISI on April 26, 2000.

+        Included with Schedule 14D-9 mailed to CSI's stockholders.